November 8, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tom Jones Amanda Ravitz, Assistant Director

Re:	Vapotherm, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-227897 Acceleration Request Requested Date: November 13, 2018 Requested Time: 4:00 p.m. Eastern Standard Time

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed initial public offering, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Eastern Standard Time, on November 13, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated November 5, 2018, through the date hereof:

Preliminary Prospectus dated November 5, 2018:

1,158 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours, As Representatives of the several Underwriters MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A. H. Allong
Name: Michele A. H. Allong
Title: Authorized Signatory

[Signature Page to Underwriter Acceleration Request]

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Steve Maletzky
Name: Steve Maletzky
Title: Partner, Equity Capital Markets

[Signature Page to Underwriter Acceleration Request]